Filed pursuant to Rule 433 Registration No. 333-125271

Wachovia Corporation

$1,250,000,000 5.625% Subordinated Notes due October 15, 2016

Issuer:	Wachovia Corporation
Principal Amount:	$1,250,000,000
Settlement Date:	October 23, 2006
Maturity Date:	October 15, 2016
Coupon:	5.625%
Price to Public:	99.662%
Gross Spread:	0.45%
Gross Spread ($):	$5,625,000
Net Proceeds to Company:	$1,240,150,000
1st Coupon Payment Date	April 15, 2007
Coupon Payment Dates:	April 15 / October 15
Day Count Basis:	30 / 360
CUSIP / ISIN:	929903CH3 / US929903CH31
Sole Book-Running Lead Manager:	Wachovia Capital Markets, LLC	$1,118,750,000
Co-Managers:	BB&T Capital Markets, a division of Scott & Stringfellow, Inc.	$18,750,000
	Citigroup Global Markets Inc.	$18,750,000
	Loop Capital Markets, LLC	$18,750,000
	Morgan Stanley & Co. Incorporated	$18,750,000
	Muriel Siebert & Co., Inc.	$18,750,000
	Samuel A. Ramirez & Company, Inc.	$18,750,000
	Sandler O’Neill & Partners, L.P.	$18,750,000

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-326-5897 or you may e-mail a request to syndicate.ops@wachovia.com. The issuer intends to apply to the Luxembourg Stock Exchange to list the Notes for trading thereon. No assurance can be given that any such listing will be obtained, or if obtained, will be maintained.